UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

*

All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama

June 27, 2013

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Cash	$—	$29,718
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	1,797,471	1,430,840
Mutual Funds	8,460,465	8,223,923

Total Investments, at fair value	10,257,936	9,654,763

Total Assets	10,257,936	9,684,481

Liabilities
Payable for investments purchased	—	29,718

Net assets available for benefits	$10,257,936	$9,654,763

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

2012
Additions to net assets attributed to:
Investments:
Interest and dividend income	$107,151
Net unrealized/realized appreciation in fair value of investments	1,134,261

Net investment gains	1,241,412

Contributions:
Employer	297,729
Participant	528,070
Rollover	424

Total contributions	826,223

Net additions	2,067,635

Deductions from net assets attributed to:
Benefit payments to participants	1,464,462

Net increase in net assets available for benefits	603,173

Net assets available for benefits at beginning of year	9,654,763

Net assets available for benefits at end of year	$10,257,936

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (the “Company,” the “Plan Sponsor” and the “Plan Administrator,” as applicable):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by the Company and its wholly-owned subsidiary, First United Security Bank (the “Bank”), through certain employees of the Company and the Bank.

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the current year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their date of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or dependent; paying unreimbursed medical expenses; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or installments or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to their estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements and footnotes.

NOTE 3.	INVESTMENTS

The fair values of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2012 and 2011 were as follows:

	2012		2011
Federated Prime Obligations	$2,099,006		$2,198,667
Common Stock, United Security Bancshares, Inc.	1,797,471		1,430,840
Federated MDT Stock Trust	986,657		712,468
American Funds Growth Fund of America R3	925,625		817,592
Dreyfus S&P 500 Index	749,065		664,499
MFS Moderate Allocation Fund Class R3	605,211		—	*
Federated Total Return Bond Instl SVC	562,204		541,990
Forward Balanced Allocation Fund	—	*	638,403
Goldman Sachs Short Duration Government A	—	*	489,183

* Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

For the year ended December 31, 2012, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common Stock, United Security Bancshares, Inc.	$389,626
Mutual Funds	744,635

Total	$1,134,261

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Common stock: Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
Description	Level 1	Level 2	Level 3	Total

Equity Mutual Funds	$3,304,719	$—	$—	$3,304,719
Money Market Mutual Funds	2,162,176	—	—	2,162,176
Common Stock, United Security Bancshares, Inc.	1,797,471	—	—	1,797,471
Mixed Allocation Mutual Funds	1,610,936	—	—	1,610,936
Bond Mutual Funds	1,042,224	—	—	1,042,224
International Equity Mutual Funds	340,410	—	—	340,410

Total	$10,257,936	$—	$—	$10,257,936

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total

Equity Mutual Funds	$2,792,660	$—	$—	$2,792,660
Money Market Mutual Funds	2,262,234	—	—	2,262,234
Mixed Allocation Mutual Funds	1,792,763	—	—	1,792,763
Common Stock, United Security Bancshares, Inc.	1,430,840	—	—	1,430,840
Bond Mutual Funds	1,031,172	—	—	1,031,172
International Equity Mutual Funds	345,094	—	—	345,094

Total	$9,654,763	$—	$—	$9,654,763

NOTE 5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $10,183 for the year ended December 31, 2012. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

During the years ended December 31, 2012 and 2011, the Plan purchased 20,850 and 43,267 shares of United Security Bancshares, Inc. common stock at a cost of $114,162 and $295,010 respectively. During the years ended December 31, 2012 and 2011, the Plan sold 29,453 and 1,714 shares, respectively, of United Security Bancshares, Inc. common stock for $145,498 and $15,306, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 13, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and, on December 18, 2012, the Company submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 27, 2013, the Plan Administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2009.

NOTE 7.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 18% and 15% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2012 and 2011, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

NOTE 8.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events after December 31, 2012 through June 27, 2013, the date on which the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Federated Prime Obligations	2,099,006 face		**	$2,099,006
*	United Security Bancshares, Inc. Common Stock	335,349 shares		**	1,797,471
	Federated MDT Stock Trust	44,706 shares		**	986,657
	American Funds Growth Fund of America R3	27,313 shares		**	925,625
	Dreyfus S&P 500 Index	19,502 shares		**	749,065
	MFS Moderate Allocation Fund Class R3	41,970 shares		**	605,211
	Federated Total Return Bond Instl SVC	49,187 shares		**	562,204
	Principal Midcap Blend R2	31,120 shares		**	468,982
	Goldman Sachs Short Duration Govt A	40,870 shares		**	419,738
	MFS Conservative Allocation R3	30,461 shares		**	410,613
	MFS Aggressive Growth Allocation R3	22,950 shares		**	352,283
	American Century International Growth	29,396 shares		**	340,410
	MFS Growth Allocation R3	15,718 shares		**	235,768
	Federated Capital Appreciation A	7,789 shares		**	151,106
	Federated Government Obligation Fund # 5	63,170 shares		**	63,170
	Pimco Diversified Income Fund Class D	4,925 shares		**	60,282
	Goldman Sachs Large Cap Value A	1,839 shares		**	23,284
	T. Rowe Price Retirement 2035 Adv	141 shares		**	1,888
	T. Rowe Price Retirement 2045 Adv	82 shares		**	1,044
	T. Rowe Price Retirement 2050 Adv	91 shares		**	965
	T. Rowe Price Retirement 2020 Adv	48 shares		**	851
	T. Rowe Price Retirement 2015 Adv	57 shares		**	727
	T. Rowe Price Retirement 2040 Adv	36 shares		**	676
	T. Rowe Price Retirement 2030 Adv	35 shares		**	656
	T. Rowe Price Retirement 2025 Adv	10 shares		**	128
	T. Rowe Price Retirement 2055 Fund	12 shares		**	126

					$10,257,936

*	Party-in-interest.
**	Cost not required, funds are participant directed.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

By:	/s/ Robert Steen
Robert Steen

Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

June 27, 2013

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.